812 SAN ANTONIO STREET

SUITE 600

AUSTIN, TEXAS 78701

TEL        512 — 583 — 5900

FAX       512 — 583 — 5940

LOWELL W. HARRISON

DIRECT DIAL: 512 • 583 • 5905

EMAIL:lharrison@fkhpartners.com

STEPHANIE E. KALAHURKA

DIRECT DIAL: 816 — 292 — 8141

EMAIL:skalahurka@fkhpartners.com

February 13, 2015

Via Federal Express

Todd K. Schiffman

Assistant Director

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Business First Bancshares, Inc.

Amendment No. 2 to Registration Statement on Form S-4

Filed February 5, 2015

File No. 333-200112

Dear Mr. Schiffman:

On behalf of Business First Bancshares, Inc. (the “Company”), enclosed please find a copy of Amendment No. 3 to the Company’s Registration Statement on Form S-4 (the “Revised S-4”), as submitted to the Securities and Exchange Commission (“Commission”) on the date hereof, marked to show changes Amendment No. 2 to the Registration Statement that was filed on February 5, 2015.

General

1.	Noting that the Registration Statement includes financial statements for both companies as of September 30, 2014, please add a recent developments section (after the summary) addressing any material changes since September 30, 2014 at either company including Results of Operations and Financial Condition.

In response to the Staff’s comments, the Company has revised its disclosure in the Revised S-4 following the section entitled, “Summary” to include a new section entitled, “Recent Developments.” The new “Recent Developments” section provides selected unaudited preliminary financial results for each of the Company and American Gateway Financial Corporation (“AGFC”) for the year ended December 31, 2014. The new “Recent Developments” section also includes discussion of certain changes in the Company’s financial condition and results of operations for each of the Company and AGFC.

Securities and Exchange Commission

February 13, 2015

Summary, The Merger Consideration, page 6

2.	We acknowledge your response to comment 6 of our letter to you dated January 30, 2015. Please revise the second paragraph on the second cover page and the third full paragraph on page 7 to state the price after any adjustments as of the most recent possible date. Please revise the disclosure on page 54 to disclose the amounts of each of the adjustments for merger costs and expenses, fees and commission, and each of the bullet points.

In response to the Staff’s comments, the Company has updated its disclosure on the second cover page and in the section of the Revised S-4 entitled, “Summary—The Merger Consideration” to state the purchase price after estimated adjustments as of January 31, 2014, which is the most recent possible date for which the necessary financial information is available. The Company has revised its disclosure on page 60 of the Revised S-4 to disclose the estimated amounts of each of the adjustments to the merger consideration for costs and expenses, fees and commissions and each of the other referenced bullet points.

Summary, Some of the Directors and Officers of AGFC Have Financial Interests in the Merger that are Different from Your Interests, page 15

3	We acknowledge your response to comment 7 of our letter to you dated January 30, 2015. Please revise the last paragraph of this section on page 16 to disclose the aggregate amount of cash and stock and the percentage of the total consideration to be paid to directors and officers of AGFC excluding any amounts they will receive as shareholders of AGFC. Please reconcile the disclosure that they will receive only an aggregate of $95,850 with your disclosure on pages 97-98.

In response to the Staff’s comments, the Company respectfully advises the Staff that officers and directors of AGFC will receive the same consideration for their shares of AGFC common stock that is received by other shareholders of AGFC. Any additional benefits in connection with the merger are in addition to the consideration they will receive as shareholders and the amount of such benefits are disclosed in the section of the Revised S-4 entitled, “Summary, Some of the Directors and Officers of AGFC Have Financial Interests in the Merger that are Different from Your Interests” and under the subsection entitled “Financial Interests of Directors and Officers of AGFC in the Merger.” In addition, the Company has updated its disclosure in the above-referenced sections to clarify that that the costs related to the disclosed additional benefits will be borne equally by each of Business First and AGFC.

Securities and Exchange Commission

February 13, 2015

Business First’s Reasons for the Merger, page 63

4.	We acknowledge your response to comment 4 of our letter to you dated January 30, 2015. Please disclose in the carryover paragraph on page 64 the identity of your financial advisor on whom you relied in determining that the terms of the proposed merger are fair to your shareholders.

In response to the Staff’s comments, the Company has updated its disclosure in the subsection of the Revised S-4 entitled, “Business First’s Reasons for the Merger” to disclose the identity of its financial advisor.

Background of the Merger, page 55

5.	We acknowledge your response to comment 4 of our letter to you dated January 30, 2015. Please revise the first paragraph on page 58 to disclose any material relationship that existed during the last two years between Business First and Sandler O’Neill.

In response to the Staff’s comments, the Company has updated its disclosure in the subsection of the Revised S-4 entitled, “Background of the Merger” to disclose that no material relationships existed during the last two years between Business First and Sandler O’Neill.

Material U.S. Federal Income Tax Consequences of the Merger, page 101

6.	We acknowledge your response to comment 16 of our letter to you dated January 30, 2015. Please revise the section, including the section on page 102 entitled “Tax Consequences of the Merger Generally” to unequivocally state that this transaction will qualify as a reorganization and to also state the resulting consequences to each company and the shareholders. Please delete the section on page 103 entitled “Material U.S. Federal Income Tax Consequences if the Merger Fails to Qualify as a Reorganization.”

In response to the Staff’s comments, the Company has updated its disclosure in the subsection of the Revised S-4 entitled, “Material U.S. Federal Income Tax Consequences of the Merger” to unequivocally state that this transaction will qualify as a reorganization and to also state the resulting tax consequences to each company and to the shareholders of the Company. The Company respectfully advises the Staff that the tax consequences to the shareholders of AGFC is included in the above-referenced section of the Revised S-4. In response to the Staff’s comment, we have also deleted from the Revised S-4 the section formerly entitled, “Material U.S. Federal Income Tax Consequences if the Merger Fails to Qualify as a Reorganization.”

Securities and Exchange Commission

February 13, 2015

Fairness Opinion of Sandler O’Neill to the Board of Directors of American Gateway Financial Corporation, Appendix B

7.	Please file as an exhibit a fairness opinion from Sandler O’Neill that is on the letterhead of Sandler O’Neill.

In response to the Staff’s comments, the Company has updated its disclosure in Appendix B of the proxy statement/prospectus in the Revised S-4 to include a fairness opinion of Sandler O’Neill that is on the letterhead of Sandler O’Neill.

Exhibit 8.1

8.	Please revise the last sentence on page 2 of the tax opinion to clarify that shareholders of each company are entitled to rely on the opinion.

In response to the Staff’s comments, Fenimore, Kay, Harrison & Ford, LLP has revised the last sentence in its opinion that is included in Exhibit 8.1 of the Revised S-4 to clarify that shareholders of each company are entitled to rely upon the opinion.

If you have any questions, please do not hesitate to contact either of us.

Very truly yours,

/s/ Lowell W. Harrison
Lowell W. Harrison

/s/ Stephanie E. Kalahurka
Stephanie E. Kalahurka

Enclosure

cc:	David R. Melville, III (Business First Bancshares, Inc.)